Exhibit 99.1

GEORGE FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

February 6, 2018

Board of Directors

Perry Ellis International, Inc.

3000 N.W. 107th Avenue

Miami, Florida 33172

Ladies and Gentlemen:

As you know, I am the largest stockholder of Perry Ellis International, Inc. (“PERY” or the “Company”), owning approximately 11.3% of the Company’s outstanding common stock. I am also the founder of Supreme International, which started designing and importing apparel in 1967, eventually went public in 1993, and changed its name to Perry Ellis International, Inc. upon completing the acquisition of the brand in 2000. I have been an owner of the Company for over 50 years, its president, CEO, and Chairman of the Board since 1967 until September 2017, and continue to be a member of the PERY Board of Directors (the “Board”). Accordingly, I care deeply about the long-term health and growth of the Company.

I have previously advised the Board, and disclosed publicly in my Schedule 13D filing, that I have been reviewing the Company’s strategy and financial position so as to maintain the value of my significant investment in PERY shares over the long term. I am not comfortable with the motivations, strategy and oversight of the existing Board and believe shareholder value will suffer under this Board’s stewardship. As the largest single shareholder of PERY, I am not prepared to stand by and see my economic interest mismanaged. After careful consideration and analysis, I believe the most favorable alternative for all stakeholders is a “going private” transaction that I propose herein with the financial support of Fortress Credit Advisors LLC, on behalf of itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Advisors LLC (“Fortress”), which is an affiliate of Fortress Investment Group LLC, a leading alternative investment firm.

The branded apparel and retail sector is in the midst of unprecedented disruption and competition that necessitate conviction in strategy and long-term orientation toward investment in our brands, capabilities and people. Under the current public company paradigm, PERY is constrained by short-term objectives and a risk averse Board unprepared to underwrite the business initiatives and opportunities that will drive shareholder value. Shareholders will suffer under the status quo.

I believe that the Company, its licensees and its employees would benefit greatly in the long run from private ownership of PERY, which would enable the Company to execute a long-term value creation strategy. Alongside my own equity roll-over contribution, Fortress is prepared to commit substantial capital resources to the Company, in the form of both debt and equity to help fund future acquisitions, new licenses and an aggressive organic growth strategy.

Proposal and Valuation

I have devoted a substantial amount of time and resources preparing this proposal that delivers fair and compelling value to PERY shareholders and provides substantial assurance of closing on a timely basis.

The purchase price for the Company’s shares would be $27.50 per share. I believe this offer presents an excellent opportunity for PERY shareholders to realize an attractive, all-cash premium for their shares at a favorable valuation in a very challenging operating environment. The proposal creates immediate liquidity for PERY shareholders, an opportunity not otherwise available to them given the market capitalization and trading characteristics of the Company’s stock. This valuation represents a 22% premium over the closing price on February 5, 2018 and a premium to the stock’s 52-week high.

I believe that it would be in the best interests of the Company and its shareholders to pursue a transaction at $27.50 per share.

Financing

I expect to finance the transaction with a combination of debt and equity. I contemplate contributing my existing equity ownership of the Company. As you are aware, my son Oscar owns an additional 7.9% of the outstanding common stock of the Company. As part of a negotiated transaction with the Company, I would anticipate discussing with him whether he would also contribute his existing equity ownership of the Company. Fortress is an affiliate of Fortress Investment Group LLC, which is a leading, highly diversified global investment manager with approximately $36.1 billion of assets under management as of September 30, 2017. Fortress can commit 100% of the cash equity required to consummate the transaction. Fortress has received the requisite internal approvals to submit this proposal.

Timing and Advisors

Given my extensive history and knowledge of the Company, I am well positioned to negotiate and complete the transaction in an expedited manner and to promptly enter into discussions so that we can negotiate a merger agreement acceptable to all parties. To facilitate a transaction, I have engaged SCOPE Advisors, LLC as my financial advisor and Olshan Frome Wolosky LLP and Stearns Weaver Miller Weissler Alhadeff & Sitterson as my legal counsel and Fortress has engaged Kirkland & Ellis LLP as its legal counsel. We are ready to negotiate a definitive merger agreement which would contain customary terms and conditions for transactions of this type. Representatives of SCOPE Advisors, Olshan, Stearns Weaver and Kirkland & Ellis are available to meet with the Board of Directors to discuss this proposal at your earliest convenience.

Conditions and Due Diligence

Any transaction would be subject to: (a) completion of due diligence, including financial, legal, accounting and tax diligence, with results satisfactory to us in our sole discretion; (b) receipt of financing commitments with respect to the financing necessary to complete this transaction; (c) negotiation of a satisfactory acquisition agreement with customary terms and conditions; (d) reaching an agreement among Fortress and the equity rollover participants with respect to the terms of a shareholders’ agreement; and (e) reaching agreements with the management of the Company with respect to their ongoing roles as managers of the Company. We are prepared to commence work immediately to satisfy these conditions. Fortress and I are highly confident that the conditions can be satisfied expeditiously.

No Binding Commitment

This letter does not constitute a binding commitment or obligation of the undersigned and the undersigned may terminate discussions regarding this proposal or a transaction at any time and for any reason (or no reason). No commitment (including any obligation to negotiate) shall arise with respect to this acquisition proposal or a transaction unless and until such time as definitive documentation that is satisfactory to the undersigned and approved by the board of directors of the Company is executed and delivered, and then will be on the terms provided in such documentation.

Qualifications of Fortress

Fortress is an affiliate of Fortress Investment Group LLC, which is a leading, highly diversified global investment manager with approximately $36.1 billion of assets under management as of September 30, 2017. Founded in 1998, Fortress Investment Group LLC manages assets on behalf of over 1,750 institutional clients and private investors worldwide across a range of credit and real estate, private equity and permanent capital investment strategies. As of September 30, 2017, Fortress Investment Group LLC had 969 asset management employees, including 216 investment professionals, at its headquarters in New York and its affiliate offices around the globe.

Fortress Investment Group LLC operates as an independent subsidiary of SoftBank Group. SoftBank Group is a global conglomerate. Through its investment management business, SoftBank manages in excess of $100 billion.

Fortress Investment Group LLC has been a major investor in branded apparel, retail, intellectual property and licensing businesses since the firm’s founding, and its activities have included private equity investing, lending, and acquiring assets totaling over $7 billion.

* * * * *

While I appreciate and respect the Board’s need to conduct an appropriate process in evaluating my proposal, time is of the essence and your prompt consideration to this proposal is requested. I expect that the Board will form a special committee of independent directors to consider my proposal on behalf of the Company’s public stockholders and to recommend to the Board whether to approve the proposal. I will vote in favor of that delegation of authority. I also encourage the special committee to retain its own financial advisor and legal counsel to assist in its review. I would welcome the opportunity to present my proposal to the special committee as soon as possible. To the extent I fail to hear a favorable response from the Board to my proposal by March 10, 2018, I intend to evaluate all of my options as a stockholder of the Company and take appropriate action with respect to my investment.

Sincerely,

/s/ George Feldenkreis

George Feldenkreis

Fortress Credit Advisors LLC, for itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Advisors LLC
By:	/s/ Constantine M. Dakolias
Name: Constantine M. Dakolias
Title: President